SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                              ------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)




                            Sonic Automotive, Inc.
                               (Name of Issuer)

                Class A Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                  835456 10 2
                                (CUSIP Number)

                   Larry D. Marsh, Esq.; Cobb Cole & Bell;
           150 Magnolia Avenue, Daytona Beach, Florida 32115-2491;
                           Telephone (904) 255-8171
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              September 18, 1998
            (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.



                        (Continued on following pages)



                              Page 1 of 7 Pages

CUSIP NO.   835456 10 2                13D       PAGE 2 OF 7 PAGES
          ----------------------


1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Dennis D. Higginbotham
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)|X|
                                                                         (b)|_|

3      SEC USE ONLY

4      SOURCE OF FUNDS*
       OO (See Item 3)
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT
       TO ITEM 2(d) OR 2(e)                                                 |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

    NUMBER OF       7   SOLE VOTING POWER
     SHARES             485,294.  See Items 5 and 6.
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
   PERSON WITH
                    8   SHARED VOTING POWER
                        -0-
                    9   SOLE DISPOSITIVE POWER
                        485,294.  See Items 5 and 6.
                   10   SHARED DISPOSITIVE POWER
                        -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
       485,294.
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.8%.
14     TYPE OF REPORTING PERSON*
       IN
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 2 of 7 Pages

CUSIP NO.   835456 10 2                13D       PAGE 3 OF 7 PAGES
          ----------------------


1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Dennis D. Higginbotham, as Trustee u/t/a dated September 28, 1992
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)|X|
                                                                         (b)|_|

3      SEC USE ONLY

4      SOURCE OF FUNDS*
       OO (See Item 3)
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT
       TO ITEM 2(d) OR 2(e)                                                 |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

    NUMBER OF       7   SOLE VOTING POWER
     SHARES             485,294.  See Items 5 and 6.
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
   PERSON WITH
                    8   SHARED VOTING POWER
                        -0-
                    9   SOLE DISPOSITIVE POWER
                        485,294.  See Items 5 and 6.
                   10   SHARED DISPOSITIVE POWER
                        -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
       485,294.
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.8%.
14     TYPE OF REPORTING PERSON*
       OO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 3 of 7 Pages

ITEM 1.     SECURITY AND ISSUER.

            This Schedule is filed with respect to the Class A Common Stock, par value $.01 per share (the "Common Stock"), of Sonic Automotive, Inc., a Delaware corporation (the "Company"). The persons reporting on this Schedule are the owners of Common Stock only. Each share of the Common Stock entitles the holder to one vote. The principal executive offices of the Company are located at 5401 East Independence Boulevard, Charlotte, North Carolina 28212.

ITEM 2.     IDENTITY AND BACKGROUND.

            This Schedule is filed on behalf of a group consisting of Dennis D. Higginbotham, hereinafter referred to as "Mr. Higginbotham," and Dennis D. Higginbotham, as trustee u/t/a dated September 28, 1992 (the "Trust"). Mr. Higginbotham is a United States citizen whose business address is P.O. Box 770, New Smyrna Beach, FL 32170.
            The Trustee is a United States citizen whose business address is P.O. Box 770, New Smyrna Beach, FL 32170.

            During the last five years, Mr. Higginbotham has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The 485,294 shares of Common Stock reported by this Schedule as beneficially owned by Mr. Higginbotham and the Trust (the "Shares") were acquired by Mr. Higginbotham on September 18, 1998 in partial consideration for the sale to the Company by Mr. Higginbotham of his ownership interest in the assets of five corporations (the "Acquired Corporations") pursuant to the terms and conditions of an Asset Purchase Agreement dated as of July 7, 1998, as amended (the "Agreement"), among Mr. Higginbotham, the Company and the Acquired Corporations. See Exhibits 1, 2 and 3.

ITEM 4.     PURPOSE OF TRANSACTION.

            Mr. Higginbotham acquired the Shares in connection with the sale to the Company of the assets of the Acquired Corporations. His purpose in acquiring the Shares was to effectuate the sale of the Acquired Corporations and participate in the future financial growth of the Company. Mr. Higginbotham and the Trust have no present plans or proposals that relate to or would result in:

            (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;



                              Page 4 of 7 Pages

            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

            (c) a sale or transfer of a material amount of assets of the Company;

            (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) any material change in the present capitalization or dividend policy of the Company;

            (f) any other material change in the Company's business or corporate structure;

            (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

            (j) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The 485,294 Shares constitute approximately 8.8% of the issued and outstanding shares of Common Stock and approximately .71% of the combined voting power of all of the Company's voting stock, including the Common Stock, outstanding at the date of filing of this Schedule.

            Mr. Higginbotham and the Trust have effected no transactions in the Common Stock during the past 60 days, except as explained in Item 3.

            Under a Trust Agreement dated September 28, 1992, Mr. Higginbotham is the named trustee with sole investment discretion and voting power over the Shares currently held of record by the Trust.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Not applicable.



                              Page 5 of 7 Pages

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.


Exhibit No.                        Description
1            Asset Purchase Agreement dated as of July 7, 1998, as amended
2            Amendment No. 1 and Supplement to Asset Purchase Agreement
3            Amendment No. 2   to Asset Purchase Agreement




                              Page 6 of 7 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 1998



                                    /s/ Dennis D. Higginbotham
                                    ------------------------------
                                    Dennis D. Higginbotham

\

                                    /s/ Dennis D. Higginbotham
                                    ------------------------------
                                    Dennis D. Higginbotham, as Trustee



                              Page 7 of 7 Pages